SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 6-K


                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of May 1999
                            --------------------

                         THE DIALOG CORPORATION PLC
                      (formerly known as M.A.I.D plc)
           (exact name of registrant as specified in its charter)
                            --------------------

                        THE COMMUNICATIONS BUILDING
                            48 LEICESTER SQUARE
                          LONDON WC2H 7DB, ENGLAND
                  (Address of Principal Executive Offices)
                           ---------------------

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                                    FORM 20-F |X|      FORM 40-F|_|

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                     YES  |_|          NO  |X|


      On May 28, 1999, the Registrant issued a press release announcing operating results for the three month period ended March 31, 1999 and the resignation of Michael Mander as chairman of the Registrant's board of directors. On May 28, 1999, the Registrant also issued a press release announcing that the Registrant's Annual General Meeting will take place on July 1, 1999 and that its annual report and accounts for the 12 month period ended December 31, 1998 will contain an unqualified audit report.



                                 SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: June 4, 1999               THE DIALOG CORPORATION PLC


                                 By: /s/ David G. Mattey
                                    ----------------------------
                                    David G. Mattey
                                    Chief Financial Officer




                               EXHIBIT INDEX


Exhibit No.             Description
-----------             -----------

99.1          Press Release, "The Dialog Corporation Reports 1999
              First Quarter Results; Chairman Mander Retires," dated
              May 28, 1999.

99.2          Press Release, "Notice of AGM," dated May 28, 1999.